Exhibit 99.1

Transition Therapeutics Announces ELND005 Presentations at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies

TORONTO, ON, May 14th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX:TTH, NASDAQ:TTHI) announced today that a mini-symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action?” was held on Saturday May 12th, 2012 at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies. Elan Pharmaceuticals, Inc. has responsibility for the development and commercialization of ELND005. This mini-symposium consisted of the five following presentations:

Overview of amyloid and non-amyloid targets in AD drug development: Where does ELND005 fit in?

Presenter: Gene Kinney (Elan Pharmaceuticals, Inc. South San Francisco, USA)

Who are the responders to amyloid-based drugs? What we learned from ELND005 data

Presenter: Constantine Lyketsos (Baltimore, USA)

What constitutes evidence of target engagement in AD trials? ELND005 CNS Pharmaco-kinetics, biomarker, and safety profile

Presenter: Susan Abushakra (Elan Pharmaceuticals, Inc. South San Francisco, USA)

Neuropsychiatric symptoms in AD: Novel analytical approaches for disease modification trials

Presenter: Pierre Tariot (Phoenix, USA)

Optimizing treatment success with early intervention: Is mild AD dementia early enough?
Presenter: Roy Jones (Bath, UK)

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

 Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz
Chairman & Chief Executive Officer
Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223
tcruz@transitiontherapeutics.com